

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Jack K. Heilbron
Chief Executive Officer and President
Presidio Property Trust, Inc.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

> **Re: Presidio Property Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 26, 2024**
> **File No. 333-278960**

Dear Jack K. Heilbron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Avital Perlman, Esq.